UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41829

Primech Holdings Ltd.

23 Ubi Crescent
Singapore 408579
+65 6286 1868

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 31, 2025, Primech Holdings Ltd. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with a certain institutional investor (the “Investor”), pursuant to which the Company agreed to issue and sell a series of senior unsecured convertible promissory notes in the aggregate principal amount of US$4,000,000 (collectively, the “Notes” and each, a “Note”), which are convertible into the Company’s ordinary shares, no par value (the “Ordinary Shares”). The Securities Purchase Agreement provides for an initial closing to occur on the date that all specified closing conditions are satisfied or waived (the “First Closing Date”), at which the Investor will fund US$2,000,000 in cash against delivery of a US$2,000,000 Note, and a subsequent closing to occur following completion of the relevant domestic formalities for overseas capital remittance (the “Subsequent Closing Date”), at which the Investor will fund the remaining US$2,000,000 in cash against delivery of a second US$2,000,000 Note.

Each Note will bear interest will bear interest at a rate of seven percent (7%) per annum, calculated on a 360-day year comprised of twelve 30-day months. Interest is payable in cash in arrears, with the first interest payment due six months after the applicable effective date of such Note and thereafter quarterly on each three-month anniversary of the applicable effective date. Unless earlier converted or redeemed in accordance with its terms, each Note will mature on the three-year anniversary of the applicable effective date.

A holder of a Note may convert may convert all, or any part, of the outstanding principal of such Note (the “Outstanding Balance”) into Ordinary Shares at any time, at such holder’s option, at a conversion price of US$2.00 per Ordinary Share (subject to adjustment for stock splits, dividends, combinations and similar recapitalizations). Fractional shares will not be issued and will be settled in cash.

A holder of a Note will not have the right to convert any portion of such Note to the extent that, after giving effect to such conversion, the holder (together with certain of its affiliates and any persons acting as a group) would beneficially own in excess of 9.99% of the Ordinary Shares outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). The Beneficial Ownership Limitation is unconditional and non-waivable and applies to affiliates and assigns of the Investor.

Each Note contains customary affirmative and negative covenants, and also provides for: (i) an optional issuer redemption right, permitting the Company, upon at least ten Trading Days’ prior notice, to redeem up to fifty percent (50%) of the original principal amount for cash at a price designed to provide the holder with a 20% per annum on the redeemed principal from the applicable effective date through the applicable redemption date, net of cash interest payments already made on such redeemed principal, plus accrued and unpaid interest to (but excluding) the redemption date on the redeemed principal; and (ii) a change of control repurchase right, permitting the holder to require the Company to repurchase all or any portion of the Outstanding Balance for cash at 100% of principal plus accrued and unpaid interest to (but excluding) the repurchase date. Each Note includes standard and customary trigger events and events of default (including payment and covenant defaults), cure periods, acceleration rights, and specified liquidated damages mechanics.

The Securities Purchase Agreement includes customary affirmative and negative covenants, including, among others, restrictions while any Notes remain outstanding on (a) equity line facilities; (b) issuing convertible securities or debt instruments with variable conversion, exercise or exchange prices based on discounts to trading price unless a permanent floor of at least US$2.00 per share is included (subject to standard adjustments); (c) structures intended to circumvent such restrictions; and (d) equity financings with a net issuance price per share below US$2.00 (subject to standard adjustments), unless the Company grants the Investor the right to convert all or any portion of the unconverted outstanding balance of a Note at a conversion price equal to such lower net issuance price; while preserving the Company’s ability to (i) conduct registered offerings (including fixed-price convertibles) and pay compensation due under the Company’s existing placement agency engagement, and (ii) issue Ordinary Shares to Victory Concept Electronics Ltd and its affiliates with an aggregate value of up to US$1,000,000 based on the market price at the time of issuance. The Securities Purchase Agreement also contains a financial covenant requiring the Company, on an annual basis, to maintain a ratio of total financial indebtedness to total assets of no more than 0.75 times, and use-of-proceeds covenants requiring that not less than eighty percent (80%) of net proceeds be applied to operating subsidiaries engaged in autonomous bathroom cleaning robotics and smart facilities management systems, with the remainder for working capital and general corporate purposes consistent with the Company’s public disclosures.

The offer, issuance and sale of the Notes and the Ordinary Shares issuable upon conversion of the Notes will be made in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) of Regulation D as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Securities Act.

A copy of the Securities Purchase Agreement and the form of Notes are included in this current report on Form 6-K as Exhibits 10.1 and 10.2, and the foregoing description of the Securities Purchase Agreement and the Notes is qualified in its entirety by reference thereto.

Exhibits

Exhibit No	Description
10.1	Form of Securities Purchase Agreement dated as of December 31, 2025
10.2	Form of Convertible Promissory Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Primech Holdings Ltd.

Date: January 6, 2026	By:	/s/ Kin Wai Ho
	Name:	Kin Wai Ho
	Title:	Chief Executive Officer

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